BRF S.A.

Publicly Held Company

CNPJ/MF 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON AUGUST 14, 2023

1.             DATE, TIME AND PLACE: Meeting held on August 14, 2023, at 2 p.m., at BRF S.A.’s (“Company”) office located at Avenida das Nações Unidas, n° 14.401, 24º floor, Chácara Santo Antônio, Zip Code 04794-000, São Paulo, São Paulo.

2.             CALL AND ATTENDANCE: Call duly carried out under the terms of article 21 of the Company's Bylaws, with the presence of the totality of the members of the Board of Directors, namely: Marcos Antonio Molina dos Santos, Sergio Agapito Lires Rial, Marcia Aparecida Pascoal Marçal dos Santos, Flavia Maria Bittencourt, Deborah Stern Vieitas, Augusto Marques da Cruz Filho, Pedro de Camargo Neto, Altamir Batista Mateus da Silva, Eduardo Augusto Rocha Pocetti e Aldo Luiz Mendes.

3.             PRESIDING BOARD: Charmain: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.

4.             AGENDA: Analysis and Approval of the Quarterly Financial Information for the Quarter ended June 30, 2023 (“2nd ITR/2023”); (ii) under the terms of article 23, item 'xxxii', of the Company's Bylaws, the constitution and granting, as a guarantee of the faithful, full and punctual payment and/or fulfillment of all the obligations assumed within the scope of the contract, by Ventos de Santa Tereza 01 Energias Renováveis S.A., registered with the National Register of Legal Entities of the Ministry of Finance ("CNPJ/MF") under number 36.952.007/0001-50 ("Financed"), of financing with Banco do Brasil S.A., a financial institution, registered with the CNPJ/MF under No. 00.000.000/0001-91 ("Financier"), through the opening of fixed credit up to the limit of R$ 144,000.000.00 (one hundred and forty-four million reais), from ordinary resources of the Fundo de Desenvolvimento do Nordeste – FDNE transferred to finance the implementation of the Central Geradora Eólica Cajuína 1, located in the city of Pedro Avelino, State of Rio Grande do Norte, registered under the Unique Generation Project Code (CEG) No. EOL.CV.RN.047235-2 .01, as described and identified in Authorizing Resolution No. 9,262, issued by the

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Minutes of the Ordinary Meeting of the Board of Directors held on August 14, 2023.

BRF S.A.

Publicly Held Company

CNPJ/MF 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

National Electric Energy Agency -ANEEL on October 6, 2020 ("Authorization" and "Project", respectively), under the terms to be defined in the "Fixed Credit Opening Agreement" to be entered into between the Financier, the Financed, AES Brasil Energia S.A., registered with the CNPJ/MF under No. 37.663.076/0001-07 ("AES Brasil") and the Company, as guarantors and, also, as consenting interveners, AES Tucano Holding I S.A., registered with the CNPJ/MF under No. 33.113.381/0001-74 ("Tucano Holding I") and Potengi Holdings S.A., registered with the CNPJ/MF under No. 42.165. 941/0001-25 ("Potengi" and, when together with Financed and Tucano Holding I, the "Guarantors") and Financed ("Financing Agreement" and "Financing", respectively) of: (a) fiduciary alienation, by the Financed Party and Tucano Holding I, of machinery and equipment owned by the Financed Party within the scope of the Project ("Fiduciary Alienation of Equipment"), under the terms and conditions to be provided for in the "Private Instrument of Fiduciary Alienation of Machinery and Equipment in Guarantee and Other Covenants" to be entered into between the Financed Party and Tucano Holding I, as alienators, and the Financier ("Fiduciary Alienation of Equipment Agreement"); (b) fiduciary alienation, by Potengi, of all shares issued by the Financed Party and held by Potengi, present or future ("Fiduciary Alienation of Shares"), under the terms and conditions to be provided for in the "Private Instrument of Fiduciary Alienation of Shares in Guarantee and Other Covenants" to be entered into between Potengi, the Financier and the Financed Party ("Fiduciary Alienation of Shares Agreement"); and (c) fiduciary assignment, by the Financed Party and Tucano Holding I, of all (c.i) the credit rights, present and/or future, held by the Financed Party arising from, related to and/or emerging from the Energy Purchase and Sale Agreements (as per the term to be defined in the Financing Agreement); (c.ii) the credit rights, present and/or future, held by the Financed Party arising from, related to and/or emerging from the Project Agreements (as per the term to be defined in the Financing Agreement); (c. iii) the emerging rights, present and/or future, of the Authorization, (c.iv) the credit rights, present and/or future, held by the Financed Party and arising from and/or related to the insurance contracted by the Financed Party and/or third parties. iii) the rights arising, present and/or future, from the Authorization, (c.iv) the credit rights, present and/or future, held by the Financed Party and arising and/or related to the insurances contracted by the Financed Party and/or by third parties for the benefit of the Financed Party within the scope of the Project, as well as their respective renewals, endorsements or additions, and (c. v) of the credit rights (including revenues), present and/or future, received by the Financed Party in the Centralization Account, in the Debt Service Reserve Account and in the O&M Reserve Account (in accordance with the terms to be defined in the Financing Agreement) ("Fiduciary Assignment of Credit Rights" and, when together with Fiduciary Sale

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Minutes of the Ordinary Meeting of the Board of Directors held on August 14, 2023.

BRF S.A.

Publicly Held Company

CNPJ/MF 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

of Equipment and Fiduciary Sale of Shares, the "Guarantees"), under the terms and conditions to be provided for in the "Private Instrument of Fiduciary Assignment of Credit Rights, Emerging Rights and Bank Accounts in Guarantee and Other Covenants" to be entered into between Tucano Holding I, the Financier and, also, as consenting intervener, the Financed ("Fiduciary Assignment Agreement" and this, when together with the Equipment Fiduciary Alienation Agreement and the Shares Fiduciary Alienation Agreement, the "Guarantee Agreements"); (ii) pursuant to art. 23, item 'xxxi', of the Company's Bylaws, the granting of a fiduciary guarantee, by the Company, in the form of a non-solidary guarantee with AES Brasil, to be provided by the Company together with AES Brasil, in proportion to their respective equity interest, so that the Company undertakes, together with AES Brasil, on an irrevocable and irreversible basis, before the Financier, as guarantors, to guarantee the faithful, punctual and full fulfillment of any and all principal and accessory obligations, present and future, assumed by the Financed Party within the scope of the Financing for the benefit of the Guarantor, as well as the Guaranteed Obligations (as a term to be defined in the Financing Agreement), in accordance with the terms and conditions to be provided for in the Financing Agreement ("Guaranty"); (iii) the authorization for the Company's Executive Board and/or attorneys-in-fact to perform all acts, take all steps and adopt all measures necessary for the approval of the constitution and granting of Guarantees by the Guarantors, under the terms and conditions to be defined in the Guarantee Agreements, and the formalization and granting of the Guarantee, performing all necessary acts and signing all documents required to carry out the resolutions provided for in items (i) and (ii) above, including, but not limited to, the Financing Agreement and any amendments thereto; and (iv) the ratification of all acts already carried out by the Company's Executive Board and/or attorneys-in-fact relating to the above resolutions.

5.             RESOLUTIONS: The members of the Board of Directors approved, by unanimous vote and without any reservations or restrictions, the drawing up of these minutes in the form of a summary. Once the agenda has been examined, the following matter was discussed, and the following decision was taken:

5.1. Regarding the Agenda, the members of the Board of Directors, by unanimous vote and without any reservations or restrictions:

(i)          In accordance with the recommendation of the Audit and Integrity Committee, approved the 2nd

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Minutes of the Ordinary Meeting of the Board of Directors held on August 14, 2023.

BRF S.A.

Publicly Held Company

CNPJ/MF 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

ITR/2023, together with the management report, explanatory notes, and the opinion of the independent auditors; and

(ii)         Approve the constitution and granting of Guarantees by the Guarantors under the terms and conditions to be provided for in the Guarantee Agreements; (ii) To approve the granting by the Company of the Surety Bond; (iii) To authorize the Company's Executive Board and/or attorneys-in-fact to carry out all acts, take all measures and adopt all measures necessary for the approval of the creation and granting of Guarantees by the Guarantors, under the terms and conditions to be defined in the Guarantee Agreements and the formalization and granting of the Surety, carrying out all necessary acts and signing all documents required to carry out the resolutions provided for in items (i) and (ii) above, including, but not limited to, the Financing Agreement and any amendments thereto; and (iv) Ratify all acts already carried out by the Company's Executive Board and/or attorneys-in-fact relating to the resolutions approved above.

6.             DOCUMENTS FILED AT THE COMPANY: The documents analyzed by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7.             CLOSURE: There being no other matters to be discussed, the meeting was closed, being the present minutes drawn up by electronic processing, which after having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, August 14, 2023.

________________________________________
Bruno Machado Ferla

Secretary

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Minutes of the Ordinary Meeting of the Board of Directors held on August 14, 2023.